082-03322


ADITYA BIRLA
GRASIM



9th September, 2010


10016449

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

Sub: Employees Stock Option Scheme -2006 (ESOS)

This is to inform you that the ESOS Compensation Committee of the Board of Directors of the Company vide Circular Resolution dated 30th August, 2010 has approved grant of 71,297 Stock Options to the eligible permanent employees of the Company, under the Employee Stock Option Scheme – 2006, as amended, (ESOS-2006), each option being convertible into one Equity Share of the Company upon vesting, at a price of Rs.1,440/- per share. The same is subject to the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the terms of the ESOS – 2006 and the said options will vest in 4 equal annual installments after one year of the grant and shall be exercisable within a period of 5 years from the date of vesting.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

10/18

Grasim Industries Limited
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K. Ahire Marg, Worli, Mumbai 400 030. India

Telephone +91 22 66525000, 24995000
Fax +91 22 66525114, 24995114

Website www.grasim.com
E-mail grasimcfd@adityabirla.com